UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                          ACCEPTANCE INSURANCE COMPANIES INC.
                               (Name of Issuer)

                         Common Stock, $0.40 par value
                        (Title of Class of Securities)

                                  068417-60-0
                                (CUSIP Number)

                               Robert L. Miller
          1400 North Woodward Ave., Bloomfield Hills, MI  48304-2856
                                 (810)258-2800

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 5, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Valassis Enterprises, L.P.; EIN 38-2706946


2   Check The Appropriate Box If A Member Of A Group*               (a) [ ]
                                                                    (b) [ ]

3   SEC Use Only


4   Source of Funds*

    WC

5   Check Box If Disclosure Of Legal Proceedings Is                     [ ]
    Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

   Delaware
               7   Sole Voting Power

   Number Of          -0-
   Shares      8   Shared Voting Power
 Beneficially
  Owned By          1,325,327
    Each       9   Sole Dispositive Power
 Reporting
  Person              -0-
   With       10  Shared Dispositive Power

                    1,325,327
11 Aggregate Amount of Beneficially Owned By Each Reporting Person

                    1,325,327

12 Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)

        8.7%
14 Type Of Reporting Person*

   PN

                                 SCHEDULE 13D


1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Franklin Enterprises, Inc.; EIN 38-2759538


2   Check The Appropriate Box If A Member Of A Group*               (a) [ ]
                                                                    (b) [ ]

3   SEC Use Only


4   Source of Funds*

    AF

5   Check Box If Disclosure Of Legal Proceedings Is                     [ ]
    Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

   Michigan
               7   Sole Voting Power

   Number Of          -0-
   Shares      8   Shared Voting Power
 Beneficially
  Owned By          1,325,327
    Each       9   Sole Dispositive Power
 Reporting
  Person              -0-
   With       10  Shared Dispositive Power

                    1,325,327
11 Aggregate Amount of Beneficially Owned By Each Reporting Person

                   1,325,327

12 Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)

        8.7%
14 Type Of Reporting Person*

   CO

                                 SCHEDULE 13D


1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    George F. Valassis; SS####-##-####


2   Check The Appropriate Box If A Member Of A Group*               (a) [ ]
                                                                    (b) [ ]

3   SEC Use Only


4   Source of Funds*

    AF

5   Check Box If Disclosure Of Legal Proceedings Is                     [ ]
    Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

   United States of America

               7   Sole Voting Power

   Number Of          -0-
   Shares      8   Shared Voting Power
 Beneficially
  Owned By          1,381,284
    Each       9   Sole Dispositive Power
 Reporting
  Person              -0-
   With       10  Shared Dispositive Power

                    1,381,284
11 Aggregate Amount of Beneficially Owned By Each Reporting Person

                    1,381,284

12 Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)

        9.1%
14 Type Of Reporting Person*

   IN

                                 SCHEDULE 13D


1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Doug T. Valassis; SS ####-##-####


2   Check The Appropriate Box If A Member Of A Group*               (a) [ ]
                                                                    (b) [ ]

3   SEC Use Only


4   Source of Funds*

    AF

5   Check Box If Disclosure Of Legal Proceedings Is                     [ ]
    Required Pursuant To Items 2(d) or 2(E)


6  Citizenship Or Place of Organization

   United States of America

               7   Sole Voting Power

   Number Of          4,545
   Shares      8   Shared Voting Power
 Beneficially
  Owned By          1,974,875
    Each       9   Sole Dispositive Power
 Reporting
  Person              4,545
   With       10  Shared Dispositive Power

                    1,974.875
11 Aggregate Amount of Beneficially Owned By Each Reporting Person

                    1,979,420

12 Check Box If The Aggregate Amount In Row (11) Excludes             [ ]
   Certain Shares*

13 Percent Of Class Represented By Amount In Row (11)

        13.0%
14 Type Of Reporting Person*

   IN

                                 SCHEDULE 13D

Introduction.

         This Statement on Schedule 13D (this "Filing") is jointly filed by George F. Valassis, Doug T. Valassis, Franklin Enterprises, Inc., a Michigan corporation ("Franklin") and Valassis Enterprises, L.P., a Delaware limited partnership ("Valassis LP" and, collectively with George F. Valassis, Doug
T. Valassis, and Franklin, the "Reporting Persons"). This Filing constitutes (1) an amendment to the statements on Schedule 13D previously filed by George F. Valassis, either separately or jointly with other persons (including some of the other persons making this Filing), since December 21, 1995; (2) an amendment to the statements on Schedule 13D previously filed by Doug T. Valassis jointly with other persons (including some of the other persons making this Filing) since December 21, 1995; (3) an amendment to the statements on Schedule 13D previously filed by Valassis LP jointly with other persons (including some of the other persons making this Filing) since December 21, 1995; and (4) an amendment to the statement on Schedule 13D filed by Franklin jointly with George F. Valassis, Doug T. Valassis, and Valassis LP on December 21, 1995.

ITEM 1.  Security and Issuer.

                 Issuer:  Acceptance Insurance Companies Inc.
                                  (hereinafter, the "Issuer")
                                  222 South 15th Street
                                  Suite 600 North
                                  Omaha, Nebraska  68102

                 Security:        Common Stock, $.40 par value per share
                                  (CUSIP No. 68417-60-0)

ITEM 2.  Identity and Background.

         George F. Valassis and Doug T. Valassis are citizens of the United States of America. George F. Valassis's business address is 7280 Palmetto Park Rd., Suite 310, Boca Raton, Florida 33433. Doug T. Valassis's business address is 520 Lake Cook Road, Suite 380, Deerfield, Illinois 60015.

         Franklin is a Michigan corporation engaged principally in the businesses of providing investment capital and business consulting services and investing in securities and real estate. Franklin also is a general partner of Valassis LP, a Delaware limited partnership engaged principally in the businesses of providing investment capital and investing in securities and real estate, of which George F. Valassis is the other general partner. The principal office and business address of both Franklin and Valassis LP is the same as that reported above for Doug T. Valassis.

         George F. Valassis is the Chairman of the board of directors of Franklin (his principal occupation) and its sole shareholder. He also is a general partner of Valassis LP. Directly and through Franklin, George F. Valassis owns a 0.2% general partnership interest in Valassis LP. As a general partner of Valassis LP and as the sole shareholder of Franklin he controls the managing interest in Valassis LP. The majority of the limited partnership interests are held equally in separate irrevocable family trusts for the benefit of Doug T. Valassis and his descendants, D. Craig Valassis and his descendants, and Debra A. Lyonnais and her descendants. The remaining limited partnership interests (aggregating to less than 3%) are owned directly or indirectly by Doug T. Valassis and D. Craig Valassis, who are sons of George F. Valassis, and by Nancy P. Valassis, the wife of George F. Valassis.

         George F. Valassis also is the settlor of an irrevocable family trust established October 14, 1992 (the "Valassis Children's Trust"), the assets of which are divided into a subtrust for the benefit of Doug T. Valassis and his descendants, another subtrust for the benefit of D. Craig Valassis and his descendants, and a third subtrust for the benefit of their
sister Debra A. Lyonnais and her descendants.   Doug T. Valassis, D. Craig
Valassis, and Edward W. Elliott are the co-trustees of the Valassis Children's Trust with respect to each of its subtrusts.

         The principal occupation of Doug T. Valassis is President and Chief Executive Officer of Franklin. Doug T. Valassis also is a director of Franklin. The only other executive officers and/or directors of Franklin are D. Craig Valassis, its Vice President (his principal occupation) and Edward W. Elliott, who is a director of Franklin and its Vice-Chairman and Chief Financial Officer (his principal occupation). Doug T. Valassis is also the Chairman and a director of Ryback Management Corporation, a Michigan corporation ("Ryback Management") and the Chairman and a trustee of Lindner Investments. Ryback Management is an investment adviser registered under the Investment Advisers Act of 1940 and is the adviser for Lindner Investments, a Massachusetts business trust which operates six separate series, each of which is registered under the Investment Company Act of 1940 as an open-end management investment company. Lindner Growth Fund is one of these series. Since December 22, 1992, both Doug T. Valassis and Edward W. Elliott have been directors of the Issuer.

         During the last five years, none of the Reporting Persons or entities has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         On March 28, 1997, Valassis LP exercised its Noteholder Warrants for 51,250 shares of common stock of the Issuer at a price of $9.50 per share. The purchase price was paid in cash from the working capital funds of Valassis LP, without involving any borrowing.

  As reported in more detail in the August 1993 Filing, the Noteholder Warrants had been acquired from the Issuer on April 10, 1992 as part of the consideration given to Valassis LP for its cancellation of certain preexisting indebtedness in principal amount of $5,000,000 owed to Valassis LP by the Issuer and for a commitment by Valassis LP to purchase additional shares and warrants in a subsequent rights offering by the Issuer.

ITEM 4.  Purpose of Transaction.

         The warrants exercised as reported in Item 3 were acquired by Valassis LP to increase its proportionate equity interest in the Issuer (and thereby, indirectly, those of the members of George F. Valassis's family directly or indirectly having an economic interest in Valassis LP). In prior filings, these warrants were treated as exercised for beneficial ownership reporting purposes.

         Under the terms of the trust instrument governing the Valassis Children's Trust, at any time while Edward W. Elliott continues to be a co-trustee of the Valassis Children's Trust, he has the right to acquire any and all assets held in the trust by substituting other assets of equivalent value (the "Trust Substitution Right"). On March 25, 1997 and effective as of February 28, 1997 a substitution of assets was exercised whereby effectively all of George F. Valassis's limited partnership interest in Valassis LP was exchanged for the collective interest of the Valassis Children's Trust's interest in Ryback Management common stock.

          Each of the Reporting Persons intends to monitor the affairs of the Issuer closely. In that connection, George F. Valassis, Franklin, and those Reporting Persons who are associated with Franklin, acting in such capacity intend periodically to review Valassis LP's investment in Issuer securities, and those Reporting Persons who are co-trustees of the Valassis Children's Trust, acting in such capacity, intend periodically to review the trust's investment in Issuer securities. In addition, each of George F. Valassis, Doug T. Valassis, D. Craig Valassis and Edward W. Elliott intends periodically to review his own personal investment in Issuer securities, and George F. Valassis also intends periodically to review the investment of the Valassis Family Trust in Issuer securities. Depending on the results of such monitoring and reviews and other facts and circumstances then existing, it is therefore possible that in the future one or more of the Reporting Persons, in open market transactions, in private transactions, through the exercise of warrants, or otherwise, may acquire or dispose of Issuer common stock or other Issuer securities. If any acquisition subsequently is undertaken by any of the Reporting Persons, such acquisition may be undertaken with a view to maintaining the present percentages of ownership of Issuer common stock of the Reporting Persons or with a view to acquiring a greater interest, possibly even a majority interest, and a commensurately greater voice in the affairs of the Issuer on the part of one or more of the Reporting Persons, other members of the Valassis family, the Valassis Family Trust, or the Valassis Children's Trust.

         Except as described in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

         Preliminary Note:  Percentages of outstanding Issuer common stock
reported herein are based on   15,258,640 outstanding shares -- which is the
number that the Issuer has provided to the Reporting Persons. This includes the 51,250 shares subject to the Noteholder Warrants exercised by Valassis LP in this filing.

         Valassis LP is currently the direct owner of 1,325,327 (8.7%) of Issuer common stock. Voting and dispositive power over all such shares is shared (for the benefit of Valassis LP) by George F. Valassis and Franklin, in their capacities as general partners of Valassis LP.

         Except for the 1,325,327 shares of Issuer common stock owned by Valassis LP, over which Franklin shares voting and dispositive power as a general partner of Valassis LP, Franklin would not be deemed to own any shares of Issuer common stock or any other equity securities of the Issuer, directly or indirectly. Franklin disclaims beneficial ownership of the shares owned by and issuable to Valassis LP except to the extent of Franklin's partner interest in Valassis LP.

         George F. Valassis is (or by virtue of his relationships with Valassis LP may be deemed to be) the beneficial owner of 1,381,284 shares of
Issuer common stock (9.1%).  Such 1,381,284 shares include   1,325,327
shares owned and held by Valassis LP, and 55,957 shares directly owned by George F. Valassis's wife, Nancy P. Valassis, as to which shares George F. Valassis disclaims beneficial ownership. George F. Valassis also disclaims beneficial ownership of the shares owned by Valassis LP except to the extent of his proportionate partnership interest in Valassis LP. Of the 1,325,327 shares of Issuer common stock which are or may be deemed to be beneficially owned by Valassis LP , George F. Valassis, does not have both sole voting power and sole dispositive power with respect to any of these shares.

         Doug T. Valassis is the beneficial owner of and has sole voting and dispositive power with respect to 4,545 shares (less than 1%) of Issuer common stock. By virtue of his position as Chief Executive Officer of Franklin and Franklin's status as a general partner of Valassis LP, Doug T. Valassis also may be deemed to share voting and dispositive power over (and therefore to own beneficially) the 1,325,327 shares (8.7%) of Issuer common stock owned by Valassis LP. However, Doug T. Valassis disclaims beneficial ownership of those shares except to the extent of his proportionate partner interest in Valassis LP. By virtue of his positions as trustee of Lindner Investments and Chief Executive Officer of Ryback Management and Ryback's status as the adviser for Lindner Investments, Doug
T. Valassis also may be deemed to share voting and dispositive power over (and therefore to own beneficially) the 208,700 shares (1.4%) of Issuer common stock owned by Lindner Growth Fund, which were acquired in open market transactions between August 30 and December 21, 1995. However, Doug
T. Valassis disclaims beneficial ownership of those shares except to the extent of his proportionate ownership of shares of Lindner Growth Fund. By virtue of his position as a co-trustee of the Valassis Children's Trust, Doug T. Valassis also shares voting and dispositive power over assets held in that trust and therefore may be deemed to own beneficially the 649,548 shares (4.3%) of Issuer common stock , However, Doug T. Valassis also disclaims beneficial ownership of those shares, except to the extent of 216,516 shares (1.4%) issuable pursuant to those exercised Rights Offering Warrants allocated to the subtrust of which he is a beneficiary.


ITEM 6.  Contracts, Arrangements, Understandings, or Relationships with
Respect to                        Securities of the Issuer.

         Except as hereinabove reported, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among any of the Reporting Persons or between any of them and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division or profits or loss, or the giving or withholding of proxies, nor are any Issuer securities reported herein pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

ITEM 7.  Material Filed as Exhibits.

                 NONE

                                  SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth on this statement is true, correct and complete.

                                          VALASSIS ENTERPRISES, L.P.


                                          By:/S/ Robert L.Miller
                                             Robert L. Miller,
                                             Secretary/Treasurer
Date:  April 7, 1997


                                          FRANKLIN ENTERPRISES, INC.


                                          By: /S/ Robert L. Miller
                                              Robert L. Miller,
                                              Secretary/Treasurer
Date:  April 7, 1997



                                               /S/ George F. Valassis
                                               George F. Valassis
Date:  April 7, 1997


                                               /S/ Doug T. Valassis
                                               Doug T. Valassis
Date:  April 7, 1997